INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-20371 of Magellan Health Services, Inc. ("Magellan") on Form S-3 dated January 24, 1997 of our report dated November 14, 1997, appearing in this Current Report Form 8-K/A of Magellan dated April 2, 1998. Such report expresses an unqualified opinion on the consolidated balance sheets of Merit Behavioral Care Corporation (the "Company") as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997 and includes an explanatory paragraph relating to the fact that effective October 1, 1995, the Company changed its method of accounting for deferred contract start-up costs related to new contracts or expansion of existing contracts.

/s/ Deloitte & Touche LLP

New York, New York
March 31, 1998